

SECU 02007737 OMMISSION
Washington, D.C. 20549



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MAR 15 2002
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SEC FILE NUMBER
8- 34205

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CBIZ Financial Solutions, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Baltimore Street
(No. and Street)

Cumberland	MD	21502
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher T. Mathews, President — 301-784-2343 or 301-777-7550
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Johnson Lambert & Co.
(Name — *if individual, state last, first, middle name*)

7500 Old Georgetown Road, Suite 700	Bethesda	MD	20814
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher T. Mathews, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CBIZ Financial Solutions, Inc., as of December 31, 2001, 19XXXX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

STATE OF MARYLAND
COUNTY OF ALLEGANY

[Signature]
Signature

President
Title

[Signature]
Notary Public

Lynne L. McBride - Notary Public
My commission expires 10/01/05

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- XX (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- XX (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- xx (o) Independent Auditors Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHNSON LAMBERT & CO.

CBIZ Financial Solutions, Inc.
and Subsidiary

Audited Consolidated Financial Statements

Year ended December 31, 2001
with Report of Independent Auditors

JLCo.

7500 Old Georgetown Road, Suite 700
Bethesda, MD 20814-6133
Phone (301) 656-0040
Fax (301) 656-0518

One Lawson Lane, P.O. Box 525
Burlington, VT 05402-0525
Phone (802) 862-2640
Fax (802) 862-4837

700 Spring Forest Road, Suite 335
Raleigh, NC 27609-9124
Phone (919) 865-1070
Fax (919) 865-1077

CBIZ Financial Solutions, Inc. and Subsidiary

Audited Consolidated Financial Statements

December 31, 2001

Contents

JOHNSON LAMBERT & CO.

Report of Independent Auditors

Board of Directors
CBIZ Financial Solutions, Inc. and Subsidiary

We have audited the consolidated statement of financial condition of CBIZ Financial Solutions, Inc. and Subsidiary (the Company) as of December 31, 2001 and the related consolidated statement of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CBIZ Financial Solutions, Inc. and Subsidiary as of December 31, 2001 and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules presented on pages 10 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Johnson Lambert & Co.

Bethesda, Maryland
February 6, 2002

JLCo.

7500 Old Georgetown Road, Suite 700
Bethesda, MD 20814-6133
Phone (301) 656-0040

One Lawson Lane, P.O. Box 525
Burlington, VT 05402-0525
Phone (802) 862-2640

700 Spring Forest Road, Suite 335
Raleigh, NC 27609-9124
Phone (919) 865-1070

CBIZ Financial Solutions, Inc. and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$ 2,552,243
Investment in NASDAQ common stock	3,300
Deposits with clearing organization	50,000
Receivable from clearing organization	19,220
Receivable from customers, net of allowance for doubtful accounts of $24,000	2,358,117
Due from CBSI affiliates	1,160,774
Prepaid expenses	4,576
Federal and state income taxes receivable	4,373
Other receivables	5,138
Furniture and equipment, at cost, less accumulated depreciation of $86,108 in 2001	22,682
Total Assets	$ 6,180,423
Liabilities and Stockholder's Equity	
Liabilities	
Due to CBSI affiliates	$ 267,970
Other liabilities	24,699
Total Liabilities	292,669
Stockholder's Equity	
Common stock - $250 par value; 100 shares authorized, issued, and outstanding	25,000
Additional paid-in capital	79,668
Retained earnings	5,783,086
Total Stockholder's Equity	5,887,754
Total Liabilities and Stockholder's Equity	$ 6,180,423

See notes to the consolidated financial statements.

CBIZ Financial Solutions, Inc. and Subsidiary

Consolidated Statement of Income

For the year ended December 31, 2001

Revenue	
Commissions and fees	$ 2,655,782
Investment advisory fees	3,905,070
Interest and dividends	59,513
Total Revenue	6,620,365
Expenses	
Employee compensation and benefits	1,227,895
Clearing fees	199,198
Communications	16,513
Rent	37,479
Corporate overhead	23,036
Management fees	100,393
Local taxes	21,485
Other operating expenses	395,518
Total Expenses	2,021,517
Income before federal income tax	4,598,848
Federal income tax provision	-
Net Income	$ 4,598,848

See notes to the consolidated financial statements.

CBIZ Financial Solutions, Inc. and Subsidiary

Consolidated Statement of Cash Flows

For the year ended December 31, 2001

Cash flows provided by operating activities	
Net income	$ 4,598,848
Add (deduct) items not affecting cash:	
Depreciation of furniture and equipment	16,475
Allowance doubtful accounts	24,000
Changes in assets and liabilities:	
Receivable from clearing organization	5,625
Receivable from customers	(92,205)
Due from CBSI affiliates	(1,194,793)
Prepaid expenses	11,730
Other receivables	(1,762)
Due to CBSI affiliates	(330,908)
Other liabilities	1,727
Net cash provided by operating activities	3,038,737
Cash flows used in investing activities	
Cost of acquiring furniture and equipment	(1,585)
Cash flows used in financing activities	
Dividends paid	(2,000,000)
Net increase in cash and cash equivalents	1,037,152
Cash and cash equivalents at beginning of year	1,515,091
Cash and cash equivalents at end of year	$ 2,552,243

See notes to the consolidated financial statements.

CBIZ Financial Solutions, Inc. and Subsidiary

Consolidated Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2001	$ 25,000	$ 79,668	$ 3,184,238	$ 3,288,906
Net income	-	-	4,598,848	4,598,848
Dividends paid	-	-	(2,000,000)	(2,000,000)
Balance at December 31, 2001	$ 25,000	$ 79,668	$ 5,783,086	$ 5,887,754

See notes to the consolidated financial statements.

CBIZ Financial Solutions, Inc. and Subsidiary

Notes to the Consolidated Financial Statements

December 31, 2001

1. Organization and Significant Accounting Policies

Organization

CBIZ Financial Solutions, Inc. (the Company), formerly BGS&G Investment Services, Inc., was incorporated in the State of Maryland on May 14, 1984. The Company is a wholly owned subsidiary of CBSI Management Company (CBSI), which is a wholly owned subsidiary of Century Business Services, Inc. (CBIZ). On January 1, 2001, the Company was merged with Century Retirement & Wealth Management Services, Inc. (CRWMS), another wholly owned subsidiary of CBSI. The combining of the two related entities has been accounted for using historical costs for financial reporting purposes in accordance with accounting principles generally accepted in the United States. Accordingly, the financial statements of the Company for the year ended December 31, 2001 include the financial position and the results of operations of CRWMS.

The Company is a full service broker-dealer that primarily serves customers in Maryland, Pennsylvania, and West Virginia. The Company has a securities clearing relationship with National Financial Services Corporation, a company of Fidelity Investments. The Company also provides registered investment advisory services and asset management for qualified retirement plans.

Basis of Reporting

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) and include the accounts of BGS&G Insurance Services Company, which is 100% owned by the Company. BGS&G Insurance Services Company is an agency which markets life insurance primarily to customers located in Maryland, Pennsylvania, West Virginia, Virginia and the District of Columbia. All significant intercompany accounts and transactions have been eliminated.

The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Organization and Significant Accounting Policies (Continued)

Revenue Recognition
Commission and fee income are recorded on the accrual basis. Commission income and expenses are recorded on the settlement date. There are no material differences between this policy and trade date accounting. Investment advisory fees are invoiced quarterly and recognized when earned.

Furniture and Equipment
Furniture and equipment purchased prior to January 1, 1998 are carried at cost and are amortized over five to seven years using an accelerated depreciation method. Assets purchased after January 1, 1998 are carried at cost and amortized over three to ten years on a straight-line basis.

Profit Sharing Plans
The Company's employees participate in the CBIZ Employee Savings and Stock Ownership Plan. The plan provides for contributions by CBIZ and its subsidiaries in such amounts as the Board of Directors may annually determine. The Company's portion of the contribution was $16,050 in 2001. The 2001 contribution reflects the company's matching contribution to the 401(k) portion of the Plan. The Stock Ownership portion of the plan was terminated in 1998 and has not been replaced.

Investment in NASDAQ Common Stock
The investment held by the Company is a privately offered security that is not actively traded on an exchange or a national securities market. Securities not listed on an exchange or national securities market, or securities in which there were no reported transactions, are valued at the latest reliable quoted bid price. The investment held by the Company consists of an equity security that is valued at its purchase price, which is not materially different from its market value.

Cash and Cash Equivalents
The Company considers money market fund investments and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. At December 31, 2001 approximately 57% of the balance of cash and cash equivalents represents amounts on deposit with Fidelity Investments.

Concentration of Credit Risk
The Federal Deposit Insurance Corporation (FDIC) insures bank balances up to $100,000 per banking institution. At various times the amounts on deposit in the various bank accounts are in excess of the FDIC limit. Management monitors these balances and believes they do not represent a significant credit risk to the Company.

CBIZ Financial Solutions, Inc. and Subsidiary

Notes to the Consolidated Financial Statements (Continued)

2. Related Party Transaction

CBIZ Benefits & Insurance of Maryland (CBIZ B&I of Maryland), a wholly owned subsidiary of CBSI, provides certain management services to the Company as well as provides the facilities from which the Company conducts its operations. During 2001, the Company incurred management costs of $100,393 and was allocated facility and operating costs of $142,544. At December 31, 2001 amounts due CBIZ B&I totaled $256,112.

Effective January 1, 2001, the Company entered into agreements with several subsidiaries of CBIZ regarding the recognition of investment advisory revenue. Under the terms of these agreements, investment advisory fees generated by employees of the various subsidiaries, who are investment advisory representatives of the Company, will be recognized and recorded by the Company. Further, the agreement provides that the expenses associated with these investment advisory representatives shall remain the liability of the various subsidiaries for whom they are employed. During 2001, the Company recognized investment advisory revenue of $3,905,070 related to these agreements.

The Company also has an arrangement with National Planning Corporation (NPC), an unaffiliated full service broker-dealer, which provides for commissions generated by CBIZ employees who are registered broker-dealer representatives of NPC, to be recognized and recorded by the Company. Under the terms or this arrangement the related compensation for these representatives remains with the employing CBIZ subsidiary. During 2001, the Company recognized commission income of $1,322,750 related to this relationship with NPC.

Management has not quantified the value of the expenses incurred and absorbed by other CBIZ subsidiaries on behalf of the Company related to these agreements.

In December 2001, CBIZ Financial Solutions, Inc. declared and paid a cash dividend of $2,000,000 to its parent CBSI.

3. Federal Income Taxes

The Company is included in CBIZ's consolidated federal income tax return. Taxes are allocated to the Company as determined by CBIZ.

Deferred federal income taxes arise from the temporary differences between the carrying amounts of certain assets and liabilities for financial reporting purposes and income tax purposes. At December 31, 2001, there were no deferred tax assets or liabilities. Federal income tax payable to or receivable from the parent company is applied to "Due to CBSI."

4. Regulatory Requirements

The Company must maintain separate accounts for the exclusive benefit of customers in accordance with Securities and Exchange Commission Rule 15c3-3 and comply with segregation requirements under Section 4d(2) of the Commodity Exchange Act as determined by periodic computations. The rules allow the Company to maintain the required amount in cash or in qualified securities.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 the Company had net capital of $2,167,195, which exceeded its capital requirements of $250,000 and had a ratio of aggregate indebtedness to net capital of .13 to 1.

All customer transactions are cleared through another broker dealer on a fully disclosed basis; therefore, the Company claims exemption from SEC Rule 15c3-3 under Section k (2)(ii).

The stockholder's equity of BGS&G Insurance Services Company, which amounted to $105,337 at December 31, 2001, is excluded from the computation of the Company's net capital at December 31, 2001.

Supplementary Information

CBIZ Financial Solutions, Inc. and Subsidiary

Schedule of Computation of Net Capital under Rule 15c3-1 of The Securities and Exchange Commission

December 31, 2001

Net capital:	
Total consolidated stockholder's equity	$ 5,887,754
Deduct stockholder's equity of subsidiary not allowable for net capital	(105,337)
Total stockholder's equity qualified for net capital	5,782,417
Add liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	5,782,417
Deductions and/or charges:	
12B-1 fees receivable	(19,220)
Receivables from customers	(2,358,117)
Due from CBSI affiliates	(1,160,774)
Prepaid expenses	(4,576)
Other receivable	(5,138)
Other assets	(6,390)
Furniture and equipment	(22,682)
Net capital before haircuts on security positions	2,205,520
Haircuts on other securities (money market fund investments and stock)	(38,325)
Net capital	$ 2,167,195
Aggregate indebtedness	$ 281,614
Computation of basic net capital requirements:	
Minimum net capital required	$ 250,000
Excess net capital	$ 1,917,195
Ratio: Aggregate indebtedness to net capital	.13
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2001)	
Net capital as reported in Company's Part II (Unaudited) FOCUS Report	$ 2,386,753
Net audit adjustments	(219,558)
Net capital per above	$ 2,167,195

CBIZ Financial Solutions, Inc. and Subsidiary

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of The Securities and Exchange Commission

December 31, 2001

Rule 15c3-3 is intended to limit the broker-dealers use of customer funds. The rule requires the reserve to be calculated as the excess of customer-related credits over customer-related debits. The total credits and debits amounted to $0 at December 31, 2001. No deposit was required.

Pursuant to Paragraph (d) (4) of Rule 17a-5, there are no material differences between this reserve computation required pursuant to Rule 15c3-3 and the corresponding computation prepared by and included in the Company's unaudited part II FOCUS Report filing as of the same date.

CBIZ Financial Solutions, Inc. and Subsidiary

Information Relating to Possession or Control Requirements under Rule 15c3-3 of The Securities and Exchange Commission

December 31, 2001

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.

   A. Number of items – NONE $ -

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

   A. Number of items – NONE $ -

Other Information

JOHNSON LAMBERT & CO.

Report of Independent Accountants on Internal Accounting Control Required by Sec Rule 17a-5

Board of Directors of
CBIZ Financial Solutions, Inc.

In planning and performing our audit of the consolidated financial statements of CBIZ Financial Solutions, Inc. and Subsidiary (the Company) for the year ended December 31, 2001 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission) we have made a study of the practices and procedures, including tests of compliance with such practices and procedures, followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g):

(1) in making the periodic computations of aggregate indebtedness and net capital under Rule17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

(2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

(3) in complying with the requirements for prompt payment for securities of Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7500 Old Georgetown Road, Suite 700
Bethesda, MD 20814-6133
Phone (301) 656-0040
Fax (301) 656-0518

One Lawson Lane, P.O. Box 525
Burlington, VT 05402-0525
Phone (802) 862-2640
Fax (802) 862-4837

700 Spring Forest Road, Suite 335
Raleigh, NC 27609-9124
Phone (919) 865-1070
Fax (919) 865-1077

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intending solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Johnson Lambert & Co.

Bethesda, Maryland
February 6, 2002